Exhibit 99.2

Consolidated Financial Statements Shaw Communications Inc.	67

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

AND REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

November 28, 2018

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Independent Auditors’ Report of Registered Public Accounting Firm

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2018.

[Signed]	[Signed]

Brad Shaw	Trevor English
Chief Executive Officer	Executive Vice President, Chief Financial & Corporate Development Officer

68	Shaw Communications Inc. 2018 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Shaw Communications Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Shaw Communications Inc. (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2018 and August 31, 2017, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2018 and August 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of August 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated November 28, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 1966.

Calgary, Canada

November 28, 2018	Chartered Professional Accountants

Consolidated Financial Statements Shaw Communications Inc.	69

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Shaw Communications Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Shaw Communications Inc.’s internal control over financial reporting as of August 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). In our opinion, Shaw Communications Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of August 31, 2018, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as at August 31, 2018 and August 31, 2017, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information and our report dated November 28, 2018 expressed an unqualified opinion thereon.

Basis of Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Calgary, Canada

November 28, 2018	Chartered Professional Accountants

70	Shaw Communications Inc. 2018 Annual Report

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of Canadian dollars)	August 31, 2018	August 31, 2017

ASSETS
Current
Cash	384	507
Accounts receivable (note 4)	255	286
Inventories (note 5)	101	109
Other current assets (note 6)	286	155
Assets held for sale (note 3)	–	61

	1,026	1,118
Investments and other assets (notes 7 and 29)	660	937
Property, plant and equipment (note 8)	4,672	4,344
Other long-term assets (note 9)	300	255
Deferred income tax assets (note 24)	4	4
Intangibles (note 10)	7,482	7,435
Goodwill (note 10)	280	280

	14,424	14,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings (note 11)	40	–
Accounts payable and accrued liabilities (note 12)	971	913
Provisions (note 13)	245	76
Income taxes payable	133	151
Unearned revenue	221	211
Current portion of long-term debt (notes 14 and 29)	1	2
Liabilities held for sale (note 3)	–	39

	1,611	1,392
Long-term debt (notes 14 and 29)	4,310	4,298
Other long-term liabilities (notes 15 and 27)	13	114
Provisions (note 13)	179	67
Deferred credits (note 16)	460	490
Deferred income tax liabilities (note 24)	1,894	1,858

	8,467	8,219

Commitments and contingencies (note 14, 26 and 27)
Shareholders’ equity
Common and preferred shareholders	5,956	6,153
Non-controlling interests in subsidiaries	1	1

	5,957	6,154

	14,424	14,373

See accompanying notes
On behalf of the Board:
[Signed]	[Signed]
JR Shaw	Michael O’Brien
Director	Director

Consolidated Financial Statements Shaw Communications Inc.	71

CONSOLIDATED STATEMENTS OF INCOME

Years ended August 31, (millions of Canadian dollars except per share amounts)	2018 $	2017 $
Revenue (note 25)	5,239	4,882
Operating, general and administrative expenses (note 22)	(3,150)	(2,885)
Restructuring costs (notes 13 and 22)	(446)	(54)
Amortization:
Deferred equipment revenue (note 16)	30	38
Deferred equipment costs (note 9)	(110)	(122)
Property, plant and equipment, intangibles and other (notes 8,9,10 &16)	(932)	(860)

Operating income from continuing operations	631	999
Amortization of financing costs – long-term debt (note 14)	(3)	(2)
Interest expense (notes 14 and 25)	(248)	(267)
Equity income (loss) of an associate or joint venture (note 7)	(200)	73
Other gains (losses) (note 23)	29	(65)

Income from continuing operations before income taxes	209	738
Current income tax expense (note 24)	137	142
Deferred income tax recovery (note 24)	6	39

Net income from continuing operations	66	557
Income (loss) from discontinued operations, net of tax (note 3)	(6)	294

Net income	60	851

Net income from continuing operations attributable to:
Equity shareholders	66	557

Income (loss) from discontinued operations attributable to:
Equity shareholders	(6)	294

Basic earnings (loss) per share (note 19)
Continuing operations	0.11	1.12
Discontinued operations	(0.01)	0.60

	0.10	1.72

Diluted earnings (loss) per share (note 19)
Continuing operations	0.11	1.11
Discontinued operations	(0.01)	0.60

	0.10	1.71

See accompanying notes

72	Shaw Communications Inc. 2018 Annual Report

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended August 31, (millions of Canadian dollars)	2018 $	2017 $
Net income	60	851
Other comprehensive income (loss) (note 21)
Items that may subsequently be reclassified to income:
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	5	(7)
Adjustment for hedged items recognized in the period	3	(2)
Share of other comprehensive income of associates	10	13
Discontinued operations:
Exchange differences on translation of a foreign operation	–	(50)
Exchange differences on US denominated debt hedging a foreign operation	–	24
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	–	(82)

	18	(104)

Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	74	25

	92	(79)

Comprehensive income	152	772

Comprehensive income attributable to:
Equity shareholders	152	772

See accompanying notes

Consolidated Financial Statements Shaw Communications Inc.	73

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended August 31, 2018
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2017	4,090	30	2,164	(131)	6,153	1	6,154
Net income	–	–	60	–	60	–	60
Other comprehensive income	–	–	–	92	92	–	92

Comprehensive income	–	–	60	92	152	–	152
Dividends	–	–	(394)	–	(394)	–	(394)
Dividend reinvestment plan	211	–	(211)	–	–	–	–
Shares issued under stock option plan	48	(6)	–	–	42	–	42
Share-based compensation	–	3	–	–	3	–	3

Balance as at August 31, 2018	4,349	27	1,619	(39)	5,956	1	5,957

Year ended August 31, 2017
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	–	–	851	–	851	–	851
Other comprehensive loss	–	–	–	(79)	(79)	–	(79)

Comprehensive income	–	–	851	(79)	772	–	772
Dividends	–	–	(397)	–	(397)	–	(397)
Dividend reinvestment plan	198	–	(198)	–	–	–	–
Shares issued under stock option plan	93	(15)	–	–	78	–	78
Share-based compensation	–	3	–	–	3	–	3

Balance as at August 31, 2017	4,090	30	2,164	(131)	6,153	1	6,154

See accompanying notes

74	Shaw Communications Inc. 2018 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31, (millions of Canadian dollars)	2018 $	2017 $
OPERATING ACTIVITIES
Funds flow from operations (note 30)	1,259	1,530
Net change in non-cash balances related to continuing operations	94	(110)
Operating activities from discontinued operations	(2)	82

	1,351	1,502

INVESTING ACTIVITIES
Additions to property, plant and equipment (note 25)	(1,127)	(999)
Additions to equipment costs (net) (note 25)	(49)	(73)
Additions to other intangibles (note 25)	(131)	(111)
Net decrease (increase) to inventories	8	(48)
Proceeds on sale of discontinued operations, net of costs and cash sold	18	1,905
Proceeds on sale of spectrum licences	35	–
Purchase of spectrum licences	(25)	(430)
Additions to investments and other assets	88	(92)
Distributions received and proceeds from sale of investments	–	6
Proceeds on disposal of property, plant and equipment (notes 25 and 30)	9	–
Investing activities of discontinued operations	–	(109)

	(1,174)	49

FINANCING ACTIVITIES
Increase in short-term borrowings (note 11)	40	–
Increase in long-term debt	10	1,233
Debt repayments	(1)	(1,810)
Bank credit facility arrangement costs	–	(4)
Issue of Class B Non-Voting Shares	43	77
Dividends paid on Class A Shares and Class B Non-Voting Shares	(384)	(385)
Dividends paid on Series A Preferred Shares	(8)	(8)
Financing activities of discontinued operations	–	(551)

	(300)	(1,448)

Effect of currency translation on cash balances	–	(1)

Increase (decrease) in cash	(123)	102
Cash, beginning of year	507	405

Cash of continuing operations, end of year	384	507

See accompanying notes

Consolidated Financial Statements Shaw Communications Inc.	75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[all amounts in millions of Canadian dollars except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, business and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange (“NYSE”) (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company for the years ended August 31, 2018 and 2017, were approved by the Board of Directors and authorized for issue on November 28, 2018.

Basis of presentation

These consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined below and in the applicable notes. The consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, which are entities over which the Company has control. Control exists when the Company has power over an investee, is exposed to or has rights to variable returns from its involvement and has the ability to affect those returns. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition, being the time at which the Company obtains control. Consolidation of a subsidiary ceases when the Company loses control. A change in ownership interests of a subsidiary, without a loss of control, is accounted for as an equity transaction. The Company assesses control through share ownership and voting rights.

Non-controlling interests arise from business combinations in which the Company acquires less than 100% ownership interest. At the time of acquisition, non-controlling interests are measured at either fair value or their proportionate share of the fair value of the acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

(ii)	Joint operations

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The consolidated financial statements include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint operations.

76	Shaw Communications Inc. 2018 Annual Report

The Company’s joint operations include a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). The Partnership owns and leases commercial space in Shaw Tower in Vancouver, BC, which is the Company’s headquarters for its lower mainland operations. In classifying its 33.33% interest in the Partnership as a joint operation, the Company considered the terms and conditions of the partnership agreement and other facts and circumstances including the primary purpose of Shaw Tower which is to provide lease space to the partners.

Investments in associates and joint ventures

Associates are entities over which the Company has significant influence. Significant influence is the power to participate in the operating and financial policies of the investee, but is not control or joint control.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the associate’s or joint venture’s net income/loss and other comprehensive income/loss after the date of investment, additional contributions made and dividends received.

The Company has classified its approximate 38% participating interest in Corus Entertainment Inc. (“Corus”) as an investment in an associate after considering both companies are subject to common control and the ability of the Company to appoint directors to Corus’ Board of Directors.

The Company classified its 50% interest in the Shomi Partnership (“shomi”) as an investment in a joint venture after considering the terms and conditions of the partnership. In September 2016, Shaw and Rogers Communications Inc., announced the decision to wind down its operations with service ending November 30, 2016. In December 2017, the remaining assets associated with shomi were transferred to their respective partners and the partnership was officially wound up.

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue, customer premise equipment revenue, handset equipment revenue) and related subscription and service revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i)	Revenue

Revenue from Cable, Internet, Digital Phone, Direct-to-Home (“DTH”) and Wireless customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. In addition to monthly service plans, the Company also offers multi-year service plans in which the total amount of the contractual service revenue is accounted for on a straight-line basis over the term of the plan. Fees for wireless voice, text and data services on a pay-per-use basis are recognized in the period that the service is provided. Revenue from the direct sale of equipment to wireless subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

Subscriber connection fees received from Cable, Internet, and Digital Phone customers are deferred and recognized as revenue on a straight-line basis over three years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Initial setup fees related to the installation of data centre services and installation revenue received on contracts with commercial business customers are deferred and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the installation of services or service contract, in an amount not exceeding the upfront revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

The Company offers a discretionary wireless handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. A portion of future revenues earned in connection with the services is applied against the

Notes to Consolidated Financial Statements Shaw Communications Inc.	77

up-front discount provided on the handset. The Company also offers a plan allowing customers to receive larger up-front handset discounts than they would otherwise qualify for, if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis and is recognized as revenue at that time. The Company recognizes the handset discount as a receivable and revenue upon the sale of the equipment on the basis that the receivable is recoverable. The receivable is realized on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to revenue. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the consolidated statement of financial position.

Affiliate subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values. Revenue from data centre customers includes colocation and other services revenue, including managed infrastructure revenue. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and Digital Cable Terminals (“DCTs”) is deferred and recognized on a straight-line basis over three years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold is deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Securitization of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings as we do not transfer control and substantially all the risks and rewards of ownership to another entity and thus do not result in our de-recognition of the trade receivables sold.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over three years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

78	Shaw Communications Inc. 2018 Annual Report

Inventories of wireless handsets, accessories and SIM cards are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized as well as borrowing costs on qualifying assets. In addition, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable, Wireless and telecommunications distribution system	3 – 20 years
Digital cable terminals and modems	2 – 5 years
Satellite audio, video and data network equipment and DTH receiving equipment	3 – 15 years
Buildings	15 – 40 years
Data centre infrastructure	3 – 21 years
Data processing	4 – 10 years
Other	4 – 20 years

The Company reviews the estimates of lives and useful lives on a regular basis.

Assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not amortized and are reported separately on the statement of financial position.

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the consolidated financial statements and the notes to the consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 for further information regarding the Company’s discontinued operations.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over three to five years, (ii) multi-year service plan discounts, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over the term of the plan, (iii) the non-current portion of wireless handset discounts receivable as described in the revenue and expenses accounting policy, (iv) credit facility arrangement fees amortized on a straight-line basis over the term of the facility, (v) long-term receivables, (vi) network capacity leases, (vii) the non-current portion of prepaid maintenance and support contracts and (viii) direct costs in connection with initial setup fees and installation of services, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to ten years.

Intangibles

The excess of the cost of acquiring cable, satellite, media, data centre and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist

Notes to Consolidated Financial Statements Shaw Communications Inc.	79

of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks and brands represent identifiable assets with indefinite useful lives.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets, for which the commencement date is on or after September 1, 2010, that take more than one year to construct or develop using the Company’s weighted average cost of borrowing which approximated 6% (2017 – 6%).

Impairment

(i)	Goodwill and indefinite-life intangibles

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at February 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell (“FVLCS”) and its value in use (“VIU”). A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. The Company had an additional cash generating unit, Data Centres, until the sale of Viawest in August 2017. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii)	Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-life intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of FVLCS and VIU. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment is reversed if the asset’s value has increased.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The timing or amount of the outflow may still be uncertain. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

(i)	Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of wireless and transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

80	Shaw Communications Inc. 2018 Annual Report

(ii)	Restructuring provisions

Restructuring provisions, primarily in respect of employee termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised to those affected that the plan will be carried out.

(iii)	Other provisions

Provisions for disputes, legal claims and contingencies are recognized when warranted. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement, (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over three to five years, (iii) connection fee revenue, initial setup fees and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years, and (iv) a deposit on a future fibre sale.

Leases

(i)	Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

(ii)	Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination or divestment, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in income tax expense.

Tax credits and government grants

The Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain/(loss) recognized on the translation and settlement of current monetary assets and liabilities was $1 (2017 – $12) and is included in other gains/(losses).

Notes to Consolidated Financial Statements Shaw Communications Inc.	81

The functional currency of the Company’s discontinued foreign operations was US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, were translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses were translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation were included in other comprehensive income/loss and accumulated in equity and reclassified to net income in the period the foreign operations were disposed of.

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Available-for-sale equity instruments not quoted in an active market and where fair value cannot be reliably measured are recorded at cost less impairment. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity and none of its financial liabilities are classified as held-for-trading.

Finance costs and discounts associated with the issuance of debt securities are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments, such as foreign currency forward purchase contracts, to manage risks from fluctuations in foreign exchange rates. All derivative financial instruments are recorded at fair value in the statement of financial position. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign currency risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

A net investment hedge of the discontinued foreign operation was accounted for similarly to a cash flow hedge. The Company designated certain US dollar denominated debt as a hedge of its net investment in foreign operations where the US dollar was the functional currency. Unrealized gains and losses arising from translation of the US dollar denominated debt were included in other comprehensive income/loss and accumulated in equity and reclassified to net income in the period the foreign operations were disposed of.

Fair value measurements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1 Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3 Inputs for the asset or liability are not based on observable market data.

82	Shaw Communications Inc. 2018 Annual Report

The Company determines whether transfers have occurred between levels in the fair value hierarchy by assessing the impact of events and changes in circumstances that could result in a transfer at the end of each reporting period.

Employee benefits

The Company accrues its obligations under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are recognized immediately in the income statement. Remeasurements include actuarial gains or losses and the return on plan assets (excluding interest income). Actuarial gains and losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected retirement ages and projected salary increases. Remeasurements are recognized in other comprehensive income (loss) on an annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions.

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed effective August 31, 2018 and the next actuarial valuations for funding purposes are effective August 31, 2019.

Share-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

The Company has a restricted share unit (“RSU”) plan for officers and employees of the Company. RSUs vest on the first, second and third anniversary of the grant date and compensation is recognized on a straight-line basis over the three-year vesting period. RSUs will be settled in cash and the obligation for RSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs.

The Company has a deferred share unit (“DSU”) plan for its Board of Directors. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs.

The Company has an employee share purchase plan (the “ESPP”) under which eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the participant’s contributions, increasing to 33% once an employee reaches 10 years of continuous service, and records such amounts as compensation expense.

Share appreciation rights (“SARs”) issued by a discontinued subsidiary to eligible employees were cash settled and measured at fair value using the Black-Scholes option pricing model. The fair value was recognized over the vesting period of the SARs by applying the graded vesting method, adjusting for estimated forfeitures. The obligation for SARs was remeasured at the end of each period up to the date of settlement which required a reassessment of the estimates used at the end of each reporting period.

Earnings per share

Basic earnings per share is based on net income attributable to equity shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the period. Diluted earnings per share is calculated by considering the effect of all potentially dilutive instruments. In calculating diluted earnings per share, any proceeds from the exercise of stock options and other dilutive instruments are assumed to be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Notes to Consolidated Financial Statements Shaw Communications Inc.	83

Estimation uncertainty and critical judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and significant changes in assumptions could cause an impairment in assets. The following require the most difficult, complex or subjective judgments which result from the need to make estimates about the effects of matters that are inherently uncertain.

Estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that could impact the carrying amount of assets and liabilities and results of operations in future periods.

(i)	Allowance for doubtful accounts

The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions.

(ii)	Contractual service revenue

The Company is required to make an estimate of the total amount of contractual service revenue when offering discounts on multi-year service plans. The estimated revenue is a matter of judgment and the total revenue earned over the period may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, customer and economic conditions.

(iii)	Property, plant and equipment

The Company is required to estimate the expected useful lives of its property, plant and equipment. These estimates of useful lives involve significant judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. Management’s judgment is also required in determination of the amortization method, the residual value of assets and the capitalization of labour and overhead.

(iv)	Business combinations – purchase price allocation

Purchase price allocations involve uncertainty because management is required to make assumptions and judgments to estimate the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Fair value estimates are based on quoted market prices and widely accepted valuation techniques, including discounted cash flow (“DCF”) analysis. Such estimates include assumptions about inputs to the valuation techniques, industry economic factors and business strategies.

(v)	Impairment

The Company estimates the recoverable amount of its CGUs using a FVLCS calculation based on a DCF analysis or market approach. Where a DCF analysis is used, significant judgments are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and licences, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for five years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before restructuring costs and amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the FVLCS determined by a DCF analysis, the Company also considers a market approach determining a recoverable amount for each unit and total entity value determined using a market capitalization approach. Recent market transactions are taken into account, when available. The key assumptions used to determine the recoverable amounts, including a sensitivity analysis, are included in note 10. A DCF analysis uses significant unobservable inputs and is therefore considered a level 3 fair value measurement.

84	Shaw Communications Inc. 2018 Annual Report

(vi)	Employee benefit plans

The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required.

(vii)	Income taxes

The Company is required to estimate income taxes using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. In determining the measurement of tax uncertainties, the Company applies a probable weighted average methodology. Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all recognized deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

(viii)	Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

Critical judgements

The following are critical judgements apart from those involving estimation:

(i)	Determination of a CGU

Management’s judgement is required in determining the Company’s cash generating units for the impairment assessment of its indefinite-life intangible assets. The CGUs have been determined considering operating activities and asset management and are Cable, Satellite, and Wireless. The Company had an additional CGU, Data Centres, until the sale of Viawest in August 2017.

(ii)	Broadcast rights and licences and spectrum licences – indefinite-life assessment

A number of the Company’s businesses are dependent upon broadcast licences (or operate pursuant to an exemption order) granted and issued by the CRTC or wireless spectrum licences issued by the Department of Innovation, Science and Economic Development (formerly, Industry Canada). While these licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory or competitive factors that limit the useful lives of these assets.

Adoption of recent accounting pronouncement

The adoption of the following IFRS amendments effective September 1, 2017 had no impact on the Company’s consolidated financial statements.

•

Statement of Cash Flows (amendments to IAS 7) improves disclosures regarding changes in financing liabilities. The amendments were applied prospectively for the annual period commencing September 1, 2017.

•

Income Taxes (amendments to IAS 12) clarifies how to account for deferred tax assets related to debt instruments measured at fair value. The amendments were applied prospectively for the annual period commencing September 1, 2017.

Notes to Consolidated Financial Statements Shaw Communications Inc.	85

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•

IFRS 2 Share-based Payment was amended in 2016 to clarify the accounting and measurement for certain types of share-based payment transactions. It is required to be applied for annual periods commencing on or after January 1, 2018. The amendments to IFRS 2 will not have a significant impact on our financial statements.

•

IFRS 9 Financial Instruments: Classification and Measurement replaces IAS 39 Financial Instruments and applies a principal-based approach to the classification and measurement of financial assets and financial liabilities, including an expected credit loss model for calculating impairment, and includes new requirements for hedge accounting. The standard is required to be applied retrospectively for the annual period commencing January 1, 2018. The adoption of IFRS 9 will not have a significant impact on our financial statements.

•

IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

We have a team engaged to ensuring our compliance with IFRS 16. This team has been responsible for determining information technology requirements, ensuring scoping and data collection is appropriate, and communicating the upcoming changes with various stakeholders. In 2019, we will be implementing a process that will enable us to comply with the requirements of IFRS 16 on a lease-by-lease basis. As a result, we are continuing to assess the effect of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its effect. We expect to disclose the estimated financial effects of the adoption of IFRS 16 in our 2019 consolidated financial statements.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

Revenue – timing and classification

The application of this standard will most significantly affect our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue is affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This will result in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months will now be recognized at

86	Shaw Communications Inc. 2018 Annual Report

contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue will be allocated to service revenue. The measurement of total revenue recognized over the life of a contract will be largely unaffected by the new standard. We do not expect the application of IFRS 15 to affect our timing of cash flows from operations or the methods and underlying economics through which we transact with our customers.

Costs of contract acquisition – timing of recognition

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company currently expenses such costs as incurred.

Contract assets and liabilities

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

For purposes of applying the new standard on an ongoing basis, we must make judgments in respect of the new standard. We must make judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018 and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. We have made a policy choice to restate each period presented and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented, subject to certain adopted practical expedients.

Impacts of IFRS 15, Revenue from Contracts with Customers

Based on our preliminary analysis, IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2018 comparative amounts to be reported in our fiscal 2019 Consolidated Statements of Income as follows:

		Year ended August 31, 2018
(billions of Canadian dollars)		As reported	Estimated effect of transition	Subsequent to transition
Revenue	i.	5.24	(0.05)	5.19
Operating, general and administrative expenses	ii.	(3.15)	0.02	(3.13)
Other non-operating costs		(1.88)	–	(1.88)

Income from continuing operations before income taxes		0.21	(0.03)	0.18
Income tax expense		0.14	(0.01)	0.13

Net income from continuing operations		0.07	(0.02)	0.05

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract will be lower than previously recognized.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer contract.

Notes to Consolidated Financial Statements Shaw Communications Inc.	87

Based on our preliminary analysis, IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2018 comparative amounts to be reported in our fiscal 2019 Consolidated Statements of Financial Position as follows:

		As at September 1, 2017			As at August 31, 2018
(billions of Canadian dollars)		As reported	Estimated effect of transition	Subsequent to transition	As reported	Estimated effect of transition	Subsequent to transition
ASSETS
Current
Current portion of contract assets	i.	–	0.01	0.01	–	0.05	0.05
Other current assets	ii.	0.16	0.02	0.18	0.29	(0.04)	0.25
Remainder of current assets		0.96	–	0.96	0.74	–	0.74

		1.12	0.03	1.15	1.03	0.01	1.04
Contract assets	i.	–	0.05	0.05	–	0.08	0.08
Other long-term assets	ii.	0.26	(0.03)	0.23	0.29	(0.08)	0.21
Remainder of long-term assets		12.99	–	12.99	13.10	–	13.10

		14.37	0.05	14.42	14.42	0.01	14.43

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Unearned revenue	i.	0.21	(0.21)	–	0.22	(0.22)	–
Current portion of contract liabilities	i.	–	0.21	0.21	–	0.22	0.22
Remainder of current liabilities		1.18	–	1.18	1.39	–	1.39

		1.39	–	1.39	1.61	–	1.61
Deferred credits	i.	0.49	(0.02)	0.47	0.46	(0.02)	0.44
Deferred income tax liabilities	ii.	1.86	–	1.86	1.89	(0.01)	1.88
Contract liabilities	i.	–	0.02	0.02	–	0.02	0.02
Remainder of long-term liabilities		4.48	–	4.48	4.50	–	4.50

		8.22	–	8.22	8.46	(0.01)	8.45

Shareholders’ equity		6.15	0.05	6.20	5.96	0.02	5.98

		14.37	0.05	14.42	14.42	0.01	14.43

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

The application of IFRS 15 will not affect our cash flows from operating, investing, or financing activities.

88	Shaw Communications Inc. 2018 Annual Report

Change in accounting policy

In September 2017, the IFRS Interpretations Committee (“the Committee”) published a summary of its agenda decision regarding accounting for interest and penalties related to income taxes, which is not specifically addressed by IFRS Standards. Although the Committee decided not to add this issue to its standard-setting agenda, the Committee noted if an entity considers a particular amount payable or receivable for interest and penalties to be an income tax, then the entity applies IAS 12 Income Taxes to that amount. If an entity does not apply IAS 12 to a particular amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As such, the Company retrospectively changed its accounting policy for the accounting of interest and penalties related to income taxes to be in line with the Committee decision. The change of accounting policy did not have a significant impact on the previously reported consolidated financial statements.

3.	ASSET DISPOSITIONS AND ASSET HELD FOR SALE

Shaw Tracking

In the third quarter of fiscal 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, for proceeds of approximately US $20 million, net of working capital adjustments. Accordingly, the operating results and operating cash flows of the Tracking business are presented as discontinued operations separate from the Company’s continuing operations.

The transaction closed on September 15, 2017 and the Company recognized a loss on the divestiture within income from discontinued operations as follows:

August 31, 2018
Proceeds on disposal, net of transaction costs of $nil	18
Net assets disposed	(22)

(4)
Income taxes	2

Loss on divestiture, net of tax	(6)

The asset and liabilities disposed of were as follows:

$
Accounts receivable	6
Inventories	5
Other current assets	1
Other long-term assets	25
Goodwill	24

61

Accounts payable and accrued liabilities	8
Deferred credits	33
Deferred income tax liabilities	(2)

22

Notes to Consolidated Financial Statements Shaw Communications Inc.	89

The following table summarizes the carrying value of the major classes of assets and liabilities of the disposal group which were classified as held for sale as at August 31, 2017:

August 31, 2017
Accounts receivable	6
Inventories	6
Other current assets	1
Other long-term assets	24
Goodwill	24

Total assets of the discontinued operations classified as held for sale	61

Accounts payable and accrued liabilities	9
Deferred credits	32
Deferred income tax liabilities	(2)

Total liabilities of the discontinued operations classified as held for sale	39

ViaWest

In the fourth quarter of fiscal 2017, the Company announced it had entered into an agreement to sell 100% of its wholly owned subsidiary Viawest, Inc. (“Viawest”) for proceeds of approximately US$1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has also been reclassified to present the Business Infrastructure Services division of the Company as a discontinued operation.

The transaction closed on August 1, 2017 and the Company recognized a gain on the divestiture within income from discontinued operations as follows:

August 31, 2017
Proceeds on disposal, net of transaction costs of $14	1,905
Reclassification of accumulated exchange differences from other comprehensive income related to the sale of a foreign operation	82
Net assets disposed	(1,625)

362
Income taxes	32

Gain on divestiture, net of tax	330

In connection with the sale, the Company repaid Viawest debt of approximately US$466 and amounts outstanding under the Company’s bank credit facility of US$380.

The assets and liabilities disposed of were as follows:

$
Cash	10
Accounts receivable	19
Other current assets	11
Property, plant and equipment	491
Other long-term assets	17
Intangibles	443
Goodwill	934

1,925

Accounts payable and accrued liabilities	32
Unearned revenue	5
Long-term debt	139
Other long-term liabilities	20
Deferred credits	15
Deferred income tax liabilities	89

300

90	Shaw Communications Inc. 2018 Annual Report

Results of Discontinued Operations

A reconciliation of the major classes of line items constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is shown below:

August 31, 2018	Shaw Tracking	ViaWest	Total
Revenue	1	–	1

Operating, general and administrative expenses			–
Purchases of goods and services	1	–	1

	1	–	1

Loss from discontinued operations before loss on divestiture	–	–	–
Loss on divestiture, net of tax	(6)	–	(6)

Loss from discontinued operations, net of tax	(6)	–	(6)

August 31, 2017	Shaw Tracking	ViaWest	Total
Revenue	33	336	369
Eliminations (1)	–	(2)	(2)

	33	334	367

Operating, general and administrative expenses			–
Employee salaries and benefits	7	80	87
Purchases of goods and services	18	124	142

	25	204	229
Eliminations (1)	–	(2)	(2)

	25	202	227
Restructuring costs	3	–	3
Amortization (2)	(2)	103	101
Interest on long-term debt	–	32	32
Accretion of long-term liabilities and provisions	–	12	12
Impairment of goodwill/disposal group	32	–	32

Loss from discontinued operations before tax and gain on divestiture	(25)	(15)	(40)
Income taxes	2	(6)	(4)

Loss from discontinued operations before gain on divestiture	(27)	(9)	(36)
Gain on divestiture, net of tax	–	330	330

Income (loss) from discontinued operations, net of tax	(27)	321	294

(1)

Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

(2)

As of the date Viawest met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the year amounted to $16.

Notes to Consolidated Financial Statements Shaw Communications Inc.	91

4.	ACCOUNTS RECEIVABLE

	2018 $	2017 $
Subscriber and trade receivables	305	278
Due from related parties (note 28)	–	1
Miscellaneous receivables	7	55

	312	334
Less allowance for doubtful accounts	(57)	(48)

	255	286

Included in operating, general and administrative expenses is a provision for doubtful accounts of $38 (2017 – $40).

5.	INVENTORIES

Subscriber equipment of $101 (2017 – $109) includes DTH equipment, DCTs and related customer premise equipment, as well as wireless handsets.

6.	OTHER CURRENT ASSETS

	2018 $	2017 $
Prepaid expenses	103	99
Wireless handset receivables	183	56

	286	155

7.	INVESTMENTS AND OTHER ASSETS

	2018 $	2017 $
Publicly traded companies	615	896
Investments in private entities	45	41

	660	937

The Company has a portfolio of minor investments in various private entities.

Corus

Corus is a leading media and content company that creates and delivers high quality brands and content across platforms for audiences around the world. The company’s portfolio of multimedia offerings encompasses 44 specialty television services, 39 radio stations, 15 conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services. Corus is headquartered in Canada, and its stock is listed on the TSX under the symbol CJR.B.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares (the “Corus B Consideration Shares”) representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. Although the Class B Corus shares do not have voting rights, the Company is considered to have significant influence due to Board representation. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing, and the final one third for 24 months post-closing, until March 31, 2018. As at August 31, 2018, the Company still holds all of the Corus B Consideration Shares that were received.

The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan until September 1, 2017. For the year ended August 31, 2018, the Company received dividends of $92 (2017 – $88) from Corus, of which $nil (2017 – $81) were reinvested in additional Corus Class B shares. At August 31, 2018, the Company owned

92	Shaw Communications Inc. 2018 Annual Report

80,630,383 (2017 – 80,630,383) Corus Class B shares having a fair value of $298 (2017 – $1,109) and representing 38% (2017 – 39%) of the total issued equity of Corus. The Company’s weighted average ownership of Corus for the year ended August 31, was 39% (2017 – 38%). As of September 1, 2017, the Company’s Corus B Consideration Shares no longer participate in Corus’ dividend reinvestment plan.

Summary financial information for Corus is as follows:

	2018 $	2017 $
Current assets	508	525
Non-current assets	4,375	5,543
Current liabilities	(523)	(604)
Non-current liabilities	(2,683)	(2,864)

Net assets	1,677	2,600
Less: non-controlling interests	(154)	(159)

	1,523	2,441

Carrying amount of the investment less accumulated impairment losses	615	897

	Year ended August 31,
	2018	2017
Revenue	1,647	1,679
Net income (loss) attributable to:
Shareholders	(784)	192
Non-controlling interest	26	32

	(758)	224
Other comprehensive income, attributable to shareholders	25	33

Comprehensive income (loss)	(733)	257

Equity income from associates, excluding goodwill impairment	84	73
Impairment of investment in associate (1)	(284)	–

Equity income from associates (2)	(200)	73
Other comprehensive income from equity accounted associates (2)	10	13

	(190)	86

(1)

The Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles, and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 was required. The recoverable amount was determined based on the value in use of the investment.

(2)

The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the years ended August 31, 2018 and 2017.

Notes to Consolidated Financial Statements Shaw Communications Inc.	93

Shomi Partnership

The Company had a 50% joint control interest in Shomi Partnership (“shomi”), which was a subscription video-on-demand service that launched in November 2014. In September 2016, Shaw and Rogers Communications Inc., announced the decision to wind down its operations with service ending on November 30, 2016. The Company’s interest in shomi was accounted for using the equity method until May 31, 2016, at which point the investment was written down to zero. In December 2017, the remaining assets associated with shomi were transferred to their respective partners and the partnership was officially wound up. For the year ended August 31, 2018, an investment loss of $nil (2017 – $82) has been recorded. Summarized financial information is as follows:

	2018 $	2017 $
Current assets	–	10
Non-current assets	–	–
Current liabilities	–	–
Non-current liabilities	–	–

Partnership net assets	–	10

Carrying amount of the investment (1)	–	–

	Year ended August 31,
	2018	2017
Revenue	–	(19)
Expenses	–	252

Partnership net loss	–	271

Equity loss in the partnership (1)	–	–

(1)

The Company’s carrying amount the investment and equity loss does not equal 50% of the partnership’s net assets and net loss due to elimination of unrealized profit on downstream transactions between the Company and shomi and the write-down of the carrying amount of the investment during the year.

8.	PROPERTY, PLANT AND EQUIPMENT

	August 31, 2018			August 31, 2017
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Cable and telecommunications distribution system	6,506	3,142	3,364	5,955	2,843	3,112
Digital cable terminals and modems	855	499	356	826	468	358
Satellite audio, video and data network and DTH receiving equipment	111	46	65	124	64	60
Land and buildings	641	238	403	645	217	428
Data centre infrastructure, data processing and other	679	410	269	685	400	285
Assets under construction	215	–	215	101	–	101

	9,007	4,335	4,672	8,336	3,992	4,344

94	Shaw Communications Inc. 2018 Annual Report

Changes in the net carrying amounts of property, plant and equipment for 2018 and 2017 are summarized as follows:

	August 31, 2017								August 31, 2018
	Net book value $	Additions $	Transfers $	Acquisition $	Amortization $	Disposals and writedown $	Divestment $	Foreign exchange translation $	Net book value $
Cable and telecommunications distribution system	3,112	578	208	–	(524)	(10)	–	–	3,364
Digital cable terminals and modems	358	224	–	–	(226)	–	–	–	356
Satellite audio, video and data network and DTH receiving equipment	60	19	–	–	(14)	–	–	–	65
Land and buildings	428	4	–	–	(29)	–	–	–	403
Data centre infrastructure, data processing and other	285	27	11	–	(54)	–	–	–	269
Assets under construction	101	333	(219)	–	–	–	–	–	215

	4,344	1,185	–	–	(847)	(10)	–	–	4,672

	August 31, 2016								August 31, 2017
	Net book value $	Additions $	Transfers $	Acquisition $	Amortization $	Disposals and writedown $	Divestment $	Foreign exchange translation $	Net book value $
Cable and telecommunications distribution system	2,807	519	272	–	(485)	(1)	–	–	3,112
Digital cable terminals and modems	347	224	–	–	(213)	–	–	–	358
Satellite audio, video and data network and DTH receiving equipment	62	15	–	–	(17)	–	–	–	60
Land and buildings	393	61	195	–	(37)	–	(176)	(8)	428
Data centre infrastructure, data processing and other	622	79	10	–	(117)	(1)	(294)	(14)	285
Assets under construction	376	224	(477)	–	–	–	(21)	(1)	101

	4,607	1,122	–	–	(869)	(2)	(491)	(23)	4,344

In 2018, the Company recognized a loss of $1 (2017 – loss of $2) on the disposal of property, plant and equipment.

Notes to Consolidated Financial Statements Shaw Communications Inc.	95

9.	OTHER LONG-TERM ASSETS

	2018 $	2017 $
Equipment costs subject to a deferred revenue arrangement	121	163
Long-term Wireless handset receivables	99	29
Customer equipment financing receivables	–	2
Credit facility arrangement fees	4	5
Other	76	56

	300	255

Amortization provided in the accounts for 2018 amounted to $196 (2017 – $134), including $nil (2017 – $12) recorded in discontinued operations, and was recorded as amortization of deferred equipment costs and other amortization.

10.	INTANGIBLES AND GOODWILL

	2018 $	2017 $
Broadcast rights and licences
Cable systems	4,016	4,016
DTH and satellite services	1,013	1,013

	5,029	5,029
Wireless spectrum licences	1,953	1,947
Other intangibles
Software	434	380
Customer relationships	66	79

	7,482	7,435
Goodwill
Cable and telecommunications systems	79	79
Wireless	201	201

	280	280

Net book value	7,762	7,715

Broadcast rights and licences, trademark, brands and wireless spectrum licences have been assessed as having indefinite useful lives. While licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory, competitive or other factors that limit the useful lives of these assets.

96	Shaw Communications Inc. 2018 Annual Report

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licences $	Trademark and brands $	Goodwill $	Wireless spectrum licences $
September 1, 2016	5,029	53	1,315	1,517
Additions	–	–	–	430
Disposition (note 3)	–	(51)	(958)	–
Write-down (note 3)	–	–	(32)	–
Foreign currency translation	–	(2)	(45)	–

August 31, 2017	5,029	–	280	1,947
Additions	–	–	–	25
Disposition	–	–	–	(19)

August 31, 2018	5,029	–	280	1,953

Intangibles subject to amortization are as follows:

	August 31, 2018			August 31, 2017
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Software	595	183	412	524	147	377
Software under construction	22	–	22	3	–	3
Customer relationships	114	48	66	114	35	79

	731	231	500	641	182	459

The changes in the carrying amount of intangibles subject to amortization are as follows:

	Program rights and advances $	Software $	Software under construction $	Customer relationships $	Total $
September 1, 2016	–	118	211	522	851
Additions	1	99	26	–	126
Transfers	–	234	(234)	–	–
Disposition (note 3)	–	(7)	–	(386)	(393)
Amortization	(1)	(67)	–	(39)	(107)
Foreign currency translation	–	–	–	(18)	(18)

August 31, 2017	–	377	3	79	459
Additions	–	121	17	–	138
Transfers	–	(2)	2	–	–
Amortization	–	(84)	–	(13)	(97)

August 31, 2018	–	412	22	66	500

Notes to Consolidated Financial Statements Shaw Communications Inc.	97

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2018 and the recoverable amount of the cash generating units exceeded their carrying value.

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Cable cash generating unit as at February 1, 2018 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at February 1, 2018 would not result in an impairment loss. The Wireless cash generating unit was created with the acquisition of Freedom on March 1, 2016. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at February 1, 2018 would not result in any impairment loss.

Any changes in economic conditions since the impairment testing conducted as at February 1, 2018 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2018.

Significant estimates inherent to this analysis include discount rates and the terminal value. At February 1, 2018, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal operating income before restructuring costs and amortization multiple
Cable	8.0%	2.5%	7.5X
Satellite	8.5%	0.0%	5.5X
Wireless	9.0%	2.5%	8.0X

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the second quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before restructuring costs and amortization multiple
Cable	10.0%	6.0%	3.0%
Satellite	7.0%	n/a	3.0%
Wireless	11.0%	7.0%	3.0%

98	Shaw Communications Inc. 2018 Annual Report

11.	SHORT-TERM BORROWINGS

On June 19, 2018 the Company established an accounts receivable securitization program with a Canadian financial institution which will allow it to sell certain trade receivables into the program up to a maximum of $100. The Company will continue to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables will remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received will be recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of the Company’s other assets. Sale proceeds in respect of the new securitization program of approximately $40 were received on June 19, 2018. The term of this revolving-period agreement ends on June 19, 2019.

A summary of our accounts receivable securitization program as at August 31 is as follows:

	2018 $	2017 $
Trade accounts receivable sold to buyer as security	429	–
Short-term borrowings from buyer	(40)	–

Overcollateralization	389	–

	2018 $	2017 $
Accounts receivable securitization program, beginning of period	–	–
Proceeds received from accounts receivable securitization	40	–
Repayment of accounts receivable securitization	–	–

Accounts receivable securitization program, end of period	40	–

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2018 $	2017 $
Trade	98	73
Program rights	8	12
Accrued liabilities	496	436
Accrued network fees	125	134
Interest and dividends	227	224
Related parties (note 28)	17	34

	971	913

Notes to Consolidated Financial Statements Shaw Communications Inc.	99

13.	PROVISIONS

	Asset retirement obligations $	Restructuring(1)(2) $	Other $	Total $
September 1, 2016	46	4	57	107
Additions	13	57	103	173
Accretion	1	–	–	1
Reversal	–	–	(2)	(2)
Payments	–	(54)	(82)	(136)

August 31, 2017	60	7	76	143
Additions	6	446	25	477
Accretion	1	–	–	1
Reversal	–	–	(13)	(13)
Payments	–	(177)	(7)	(184)

August 31, 2018	67	276	81	424

Current	–	7	69	76
Long-term	60	–	7	67

August 31, 2017	60	7	76	143

Current	–	166	79	245
Long-term	67	110	2	179

August 31, 2018	67	276	81	424

(1)

During 2017, the Company restructured certain operations within the Wireline segment and announced a realignment to integrate certain Consumer/Business operations and Freedom Mobile. A total of $5 has been paid in fiscal 2018. The majority of the remaining costs are expected to be paid within the next six months.

(2)

During the second quarter of fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees and in the second half of 2018 additional changes to its organizational structure as part of a total business transformation initiative. In connection with the restructuring, the Company recorded $446 primarily related to severance and employee related costs in respect of the approximate 3,300 affected employees. A total of $172 has been paid in fiscal 2018. The remaining costs are expected to be paid within the next 29 months.

100	Shaw Communications Inc. 2018 Annual Report

14.	LONG-TERM DEBT

		2018			2017
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $
Corporate
Cdn fixed rate senior notes-
5.65% due October 1, 2019	5.69	1,248	2	1,250	1,247	3	1,250
5.50% due December 7, 2020	5.55	499	1	500	498	2	500
3.15% due February 19, 2021	3.17	299	1	300	298	2	300
4.35% due January 31, 2024	4.35	498	2	500	498	2	500
3.80% due March 1, 2027	3.84	298	2	300	298	2	300
6.75% due November 9, 2039	6.89	1,419	31	1,450	1,419	31	1,450

		4,261	39	4,300	4,258	42	4,300
Other
Freedom Mobile – other	Various	–	–	–	2	–	2
Burrard Landing Lot 2 Holdings Partnership	Various	50	–	50	40	–	40

Total consolidated debt		4,311	39	4,350	4,300	42	4,342
Less current portion		1	–	1	2	–	2

		4,310	39	4,349	4,298	42	4,340

(1)	Long-term debt is presented net of unamortized discounts and finance costs.

Corporate

Bank loans

During 2012, a syndicate of banks provided the Company with an unsecured $1 billion credit facility which includes a maximum revolving term or swingline facility of $50. During 2016, the Company elected to increase its borrowing capacity by $500 under the terms of the amended facility. During 2017, the Company amended the terms of the facility to extend the maturity date from December 2019 to December 2021. Funds are available to the Company in both Canadian and US dollars. At August 31, 2018, $2 (2017 – $2) has been drawn as committed letters of credit against the revolving term facility. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates. Excluding the revolving term facility, the effective interest rate on actual borrowings under the credit facility during 2018 was nil (2017 – 2.48%). The effective interest rate on the revolving term facility for 2018 was nil (2017 – 3.18%).

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The fixed rate notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

On February 28, 2017, the Company issued $300 senior notes at a rate of 3.80% due March 1, 2027.

On March 2, 2017, the Company repaid $400 5.70% senior notes at their maturity.

Other

Freedom Mobile

Finance lease obligations and amounts owing in connection with financing of certain computer equipment and services matured in 2018.

Notes to Consolidated Financial Statements Shaw Communications Inc.	101

Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued ten year 6.31% secured mortgage bonds in respect of the commercial component of the Shaw Tower. In February 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The mortgage loan matures on November 1, 2024 and bears interest at 4.683% compounded semi-annually with interest only payable for the first five years. The mortgage loan is collateralized by the property and the commercial rental income from the building with no recourse to the Company.

In February 2018, the Partnership refinanced its debt. The Partnership received an additional mortgage loan of $30 and used the proceeds to loan excess funds to each of its partners, of which the Company received $10. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually.

ViaWest

During 2015, ViaWest entered into a credit facility consisting of a term loan in the amount of US $395 and a revolving credit facility of US $85. Commencing August 2015, the term loan had quarterly principal repayments of US $1 with the balance due on maturity in March 2022 while the revolving credit facility matured in March 2020. During 2016, ViaWest entered into an incremental US $80 term loan and increased the borrowing capacity available on the revolving facility by US $35. The incremental term loan had quarterly principal repayments commencing May 2016 with the balance due on maturity in March 2022. Interest rates fluctuated with LIBOR, US prime and US Federal Funds rates and the facilities were secured by a first priority security interest in specific assets pursuant to the terms of the security agreement.

ViaWest finance lease obligations and amounts owing to landlords in connection with financing of leasehold improvements had various expiry and maturity dates through to 2023. Collateral was provided as security for the related transactions and agreements as required.

Both the ViaWest credit facility and other obligations were divested in connection with the sale of ViaWest in August 2017.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2018.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2019	1
2020	1,251
2021	801
2022	1
2023	1
Thereafter	2,295

4,350

102	Shaw Communications Inc. 2018 Annual Report

Interest expense

	2018 $	2017 $
Interest expense – long-term debt	245	262
Amortization of senior notes discounts	1	1
Interest income – short-term (net)	(6)	(3)
Capitalized interest	–	(2)
Interest expense – other	8	9

	248	267

15.	OTHER LONG-TERM LIABILITIES

	2018 $	2017 $
Pension liabilities (note 27)	10	99
Post retirement liabilities (note 27)	3	5
Other	–	10

	13	114

16.	DEFERRED CREDITS

	2018 $	2017 $
IRU prepayments	411	423
Equipment revenue	29	44
Connection fee and installation revenue	18	20
Deposit on future fibre sale	2	2
Other	–	1

	460	490

Amortization of deferred credits for 2018 amounted to $55 (2017 – $79) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2018 amounted to $13 (2017 – $13) and was recorded as other amortization. Amortization of equipment revenue for 2018 amounted to $29 (2017 – $52), of which $nil (2017 – $14) is included in the results for discontinued operations. Amortization of connection fee and installation revenue for 2018 amounted to $13 (2017 – $14) and was recorded as revenue.

17.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, and an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

Notes to Consolidated Financial Statements Shaw Communications Inc.	103

Issued and outstanding

2018	2017		2018 $	2017 $
Number of securities
22,420,064	22,420,064	Class A Shares	2	2
484,194,344	474,350,861	Class B Non-Voting Shares	4,054	3,795
10,012,393	10,012,393	Series A Preferred Shares	245	245
1,987,607	1,987,607	Series B Preferred Shares	48	48

518,614,408	508,770,925		4,349	4,090

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Changes in Class A Share capital and Class B Non-Voting Share capital in 2018 and 2017 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
September 1, 2016	22,420,064	2	463,827,512	3,504
Stock option exercises	–	–	3,256,981	93
Dividend reinvestment plan	–	–	7,266,368	198

August 31, 2017	22,420,064	2	474,350,861	3,795
Stock option exercises	–	–	1,854,594	48
Dividend reinvestment plan	–	–	7,988,889	211

August 31, 2018	22,420,064	2	484,194,344	4,054

Series A and B Preferred Shares

The Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Series A Preferred Shares”) and Series B (“Series B Preferred Shares”) represent series of class 2 preferred shares and are classified as equity since redemption, at $25.00 per Series A Preferred Share and Series B Preferred Share, is at the Company’s option and payment of dividends is at the Company’s discretion.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a licence to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

18.	SHARE-BASED COMPENSATION AND AWARDS

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed ten years from the date of grant. Options granted up to August 31, 2018 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. As at August 31, 2018, 37,571,214 Class B Non-Voting Shares have been issued under the plan.

104	Shaw Communications Inc. 2018 Annual Report

The changes in options are as follows:

	2018		2017
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	10,158,005	24.45	11,353,136	23.70
Granted	2,790,000	27.17	2,923,000	26.89
Forfeited	(1,714,445)	26.45	(861,150)	25.82
Exercised (1)	(1,854,594)	23.05	(3,256,981)	23.72

Outstanding, end of year	9,378,966	25.18	10,158,005	24.45

(1)	The weighted average Class B Non-Voting Share price for the options exercised was $27.87.

The following table summarizes information about the options outstanding at August 31, 2018:

	Options outstanding			Options exerciseable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$18.79 - $20.80	1,497,200	1.22	19.56	1,497,200	19.56
$20.81 - $24.21	1,667,417	6.04	23.36	952,117	23.08
$24.22 - $26.22	1,212,764	7.51	25.25	533,164	25.00
$26.23 - $27.19	1,943,630	8.33	26.46	439,430	26.55
$27.20 - $30.87	3,057,955	7.84	28.08	924,105	28.16

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2018 was $2.11 (2017 – $1.83) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2018	2017
Dividend yield	4.37%	4.41%
Risk-free interest rate	1.88%	0.94%
Expected life of options	6 years	6 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	16.30%	16.80%

Expected volatility has been estimated based on the historical share price volatility of the Company’s Class B Non-Voting Shares.

Restricted stock unit plan

The Company has an RSU plan for its officers and employees. An RSU is a right that tracks the value of one Class B Non-Voting Share. Holders will be entitled to a cash payout upon vesting. The cash payout will be based on market value of a Class B Non-Voting Share at the time of payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with RSUs equal to the dividend. RSUs do not have voting rights as there are no shares underlying the plan.

During 2018, $3 was recognized as compensation expense (2017 – $2). The carrying value and intrinsic value of RSUs at August 31, 2018 was $3 and $3, respectively (August 31, 2017 – $2 and $2, respectively).

Deferred share unit plan

The Company has a DSU plan for its Board of Directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in DSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic

Notes to Consolidated Financial Statements Shaw Communications Inc.	105

grants of DSUs. A DSU is a right that tracks the value of one Class B Non-Voting Share. Holders will be entitled to a cash payout when they cease to be a director. The cash payout will be based on market value of a Class B Non-Voting Share at the time of payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with DSUs equal to the dividend. DSUs do not have voting rights as there are no shares underlying the plan.

During 2018, $2 was recognized as compensation expense (2017 – $4). The carrying value and intrinsic value of DSUs at August 31, 2018 was $24 and $20, respectively (August 31, 2017 – $22 and $19, respectively).

Employee share purchase plan

The Company’s ESPP provides employees with an incentive to increase the profitability of the Company and a means to participate in that increased profitability. Generally, all non-unionized full time or part time employees of the Company are eligible to enroll in the ESPP. Under the ESPP, eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the employee’s contributions, increasing to 33% once an employee reaches 10 years of continuous service.

During 2018, $7 was recorded as compensation expense (2017 – $7).

Share appreciation rights

A subsidiary of the Company, that was included in the disposition of ViaWest in the previous year, granted share appreciation rights (“SAR”) to eligible employees of ViaWest. A SAR entitled the holder to the appreciation in value of one share of ViaWest over the exercise price over a period of time. SARs granted to ViaWest employees post-acquisition vested 25% per year over four years, had a 10 year contractual term and were cash settled. During 2018, $nil was recognized as compensation expense (2017 – $1) and recorded in the results of discontinued operations. The carrying value of SARs liabilities, including the SARs granted as partial consideration for the acquisition of ViaWest, at August 31, 2018 was $nil (2017 – $nil) as ViaWest was divested on August 1, 2017.

19.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	2018	2017
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	66	557
Deduct: dividends on Preferred Shares	(8)	(8)

Net income attributable to common shareholders from continuing operations	58	549
Net income from discontinued operations attributable to common shareholders	(6)	294

Net income attributable to common shareholders	52	843

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	502	491
Effect of dilutive securities (1)	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	503	492

Basic earnings per share ($)
Continuing operations	0.11	1.12
Discontinued operations	(0.01)	0.60

Attributable to common shareholders	0.10	1.72
Diluted earnings per share ($)
Continuing operations	0.11	1.11
Discontinued operations	(0.01)	0.60

Attributable to common shareholders	0.10	1.71

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the year ended August 31, 2018, 4,263,940 options were excluded from the diluted earnings per share calculation (2017 – 2,138,047).

106	Shaw Communications Inc. 2018 Annual Report

20.	DIVIDENDS

Common share dividends

The holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Preferred share dividends

Holders of the Series A Preferred Shares were entitled to receive, as and when declared by the Company’s Board of Directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Commencing June 30, 2016, the dividend rate was reset to 2.791% for the five year period ending June 30, 2021. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Series A Preferred Shares had the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter, with the next conversion date being June 30, 2021.

On June 30, 2016, 1,987,607 Series A Preferred Shares were converted into an equal number of Series B Preferred Shares. The Series B Preferred Shares also represent a series of Class 2 preferred shares and holders will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s Board of Directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%. The floating quarterly dividend rate for the Series B Preferred Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2016 to September 29, 2016	2.539%
September 30, 2016 to December 30, 2016	2.512%
December 31, 2016 to March 30, 2017	2.509%
March 31, 2017 to June 29, 2017	2.480%
June 30, 2017 to September 29, 2017	2.529%
September 30, 2017 to December 30, 2017	2.742%
December 31, 2017 to March 30, 2018	2.872%
March 31, 2018 to June 29, 2018	3.171%
June 30, 2018 to September 29, 2018	3.300%
September 30, 2018 to December 30, 2018	3.509%

Dividend reinvestment plan

The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada and, effective December 16, 2016, the United States, to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. Class B Non-Voting Shares distributed under the Company’s DRIP are new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date.

Dividends declared

The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2018 and 2017 are as follows:

2018		2017
Class A Voting Share	Class B Non-Voting Share	Class A Voting Share	Class B Non-Voting Share
1.1825	1.1850	1.1825	1.1850

Notes to Consolidated Financial Statements Shaw Communications Inc.	107

The dividends per share recognized as distributions to preferred shareholders for dividends declared during the year ended August 31, 2018 and 2017 are as follows:

2018		2017
Series A Preferred Share	Series B Preferred Share	Series A Preferred Share	Series B Preferred Share
0.6978	0.7553	0.6978	0.6269

On June 28, 2018, the Company declared dividends of $0.17444 per Series A Preferred Share and $0.20625 per Series B Preferred Share which were paid on October 1, 2018. The total amount paid was $2 of which $1 was not recognized as at August 31, 2018.

On October 25, 2018, the Company declared dividends of $0.098542 per Class A Voting Share and $0.09875 per Class B Non-Voting Share payable on each of December 28, 2018, January 30, 2019 and February 27, 2019 to shareholders of record at the close of business on December 14, 2018, January 15, 2019 and February 15, 2019, respectively.

On October 25, 2018, the Company declared dividends of $0.17444 per Series A Preferred Share and $0.21931 per Series B Preferred Share payable on December 31, 2018 to holders of record at the close of business on December 14, 2018.

21.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for 2018 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	7	(2)	5
Adjustment for hedged items recognized in the period	4	(1)	3
Share of other comprehensive income of associates	10	–	10

	21	(3)	18
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	101	(27)	74

	122	(30)	92

108	Shaw Communications Inc. 2018 Annual Report

Components of other comprehensive loss and the related income tax effects for 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(9)	2	(7)
Adjustment for hedged items recognized in the period	(3)	1	(2)
Share of other comprehensive income of associates	13	–	13
Discontinued operations:
Exchange differences on translation of a foreign operation	(50)	–	(50)
Exchange differences on translation of US denominated debt hedging a foreign operation	24	–	24
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	(82)	–	(82)

	(107)	3	(104)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	34	(9)	25

	(73)	(6)	(79)

Accumulated other comprehensive loss is comprised of the following:

	2018 $	2017 $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	–	(8)
Share of other comprehensive income of associates	18	8
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(57)	(131)

	(39)	(131)

22.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	2018 $	2017 $
Employee salaries and benefits (1)	1,176	859
Purchases of goods and services	2,420	2,080

	3,596	2,939

(1)	Employee salaries and benefits include $423 (2017 – $54) in employee-related restructuring costs.

Notes to Consolidated Financial Statements Shaw Communications Inc.	109

23.	OTHER GAINS (LOSSES)

	2018 $	2017 $
Realized and unrealized foreign exchange gains	1	12
Investment write-downs	–	(82)
Gain/(loss) on disposal of fixed assets	15	(2)
Other	13	7

	29	(65)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the prior year, the category also includes a write-down of $82 in respect of the Company’s investment in shomi which announced a wind down of operations in September 2016.

24.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax liability consists of the following:

	2018 $	2017 $
Deferred tax assets	4	4
Deferred tax liabilities	(1,894)	(1,858)

Net deferred tax liability	(1,890)	(1,854)

Significant changes recognized to deferred income tax assets (liabilities) are as follows:

	Property, plant and equipment and software assets $	Broadcast rights, licences, customer relationships, trademark and brands $	Partnership income $	Non-capital loss carry- forwards $	Accrued charges $	Total $
Balance at September 1, 2016	(283)	(1,841)	56	120	40	(1,908)
Recognized in statement of income	13	(25)	(17)	(1)	(9)	(39)
Recognized in discontinued operations	–	8	–	2	(6)	4
Recognized on ViaWest divestiture	5	168	–	(76)	(8)	89
Recognized in other comprehensive income:
Foreign currency translation adjustments	–	10	–	(4)	–	6
Actuarial gains/losses	–	–	–	–	(6)	(6)

Balance at August 31, 2017	(265)	(1,680)	39	41	11	(1,854)
Recognized in statement of income	(25)	(53)	(10)	–	82	(6)
Recognized in other comprehensive income:
Actuarial gains/losses	–	–	–	–	(30)	(30)

Balance at August 31, 2018	(290)	(1,733)	29	41	63	(1,890)

The Company has capital loss carryforwards of approximately $15 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The Company has non-capital loss carryforwards of approximately $593 for which no deferred income tax asset has been recognized in the accounts. The balance expires in varying annual amounts from 2034 to 2038.

110	Shaw Communications Inc. 2018 Annual Report

The Company has taxable temporary differences associated with its investment in its subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences as the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.

The income tax expense differs from the amount computed by applying the statutory rates to income before income taxes for the following reasons:

	2018 $	2017 $
Current statutory income tax rate	26.8%	26.7%

Income tax expense at current statutory rates	56	197
Net increase (decrease) in taxes resulting from:
Effect of tax rate changes	28	(5)
Equity (income) loss of an associate not recognized	54	(20)
Other	5	9

Income tax expense	143	181

The statutory income tax rate for the Company increased from 26.7% in 2017 to 26.8% in 2018 as a result of provincial tax rate changes.

The components of income tax expense are as follows:

	2018 $	2017 $
Current income tax expense	137	142
Deferred tax expense (recovery) related to temporary differences	(22)	44
Deferred tax expense (recovery) from tax rate changes	28	(5)

Income tax expense	143	181

Notes to Consolidated Financial Statements Shaw Communications Inc.	111

25.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Chief Executive Officer, President and Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. As a result of the restructuring undertaken in 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as costs were becoming increasingly inseparable between these segments. There was no change to the Wireless operating segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

The previously reported Business Infrastructure Services segment was comprised primarily of the ViaWest operations and as a result, the majority of this segment is now reported in discontinued operations. The remaining operations and their results are now included within the Wireline segment.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

	2018 $	2017 $
Revenue
Wireline	4,292	4,280
Wireless
Service	595	482
Equipment	356	123

	951	605

	5,243	4,885
Intersegment eliminations	(4)	(3)

	5,239	4,882

Operating income before restructuring costs and amortization
Wireline	1,913	1,864
Wireless	176	133

	2,089	1,997
Restructuring costs (1)	(446)	(54)
Amortization (1)	(1,012)	(944)

Operating income	631	999

Interest (1)
Operating	247	265
Other/non-operating	1	2

	248	267

Current taxes (1)
Operating	166	174
Other/non-operating	(29)	(32)

	137	142

(1)	The Company does not report restructuring costs, amortization, interest or cash taxes on a segmented basis.

112	Shaw Communications Inc. 2018 Annual Report

Capital expenditures

	2018 $	2017 $
Capital expenditures accrual basis
Wireline	970	890
Wireless	343	255

	1,313	1,145

Equipment costs (net of revenue)
Wireline	54	80

Capital expenditures and equipment costs (net)
Wireline	1,024	970
Wireless	343	255

	1,367	1,225

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	1,127	999
Additions to equipment costs (net)	49	73
Additions to other intangibles	131	111

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	1,307	1,183
Increase (decrease) in working capital and other liabilities related to capital expenditures	65	35
Decrease in customer equipment financing receivables	4	7
Less: Proceeds on disposal of property, plant and equipment	(9)	–

Total capital expenditures and equipment costs (net) reported by segments	1,367	1,225

26.	COMMITMENTS AND CONTINGENCIES

Commitments

(i) The Company owns and leases Ku-band and C-band transponders on the Anik F1R, Anik F2 and Anik G1 satellites. As part of the Ku-band transponder agreements with Telesat Canada, the Company is committed to paying annual transponder maintenance and licence fees for each transponder from the time the satellite becomes operational for a period of 15 years.

(ii) The Company has various long-term operating commitments as follows:

$
2019	579
2020 – 2023	783
Thereafter	238

1,600

Comprised of:	$
Lease of transmission facilities, circuits and premises	604
Lease and maintenance of transponders	351
Purchase obligations	645

1,600

Included in operating, general and administrative expenses are transponder maintenance expenses of $84 (2017 – $78) and rental expenses of $153 (2017 – $183), of which $nil (2017 – $26) has been recorded in the results of discontinued operations.

Notes to Consolidated Financial Statements Shaw Communications Inc.	113

(iii) At August 31, 2018, the Company had capital expenditure commitments in the normal course of business of $220 in respect of fiscal 2019 and 2020.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and commercial surety bonds with and to third parties.

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2018, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and commercial surety bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2018, the guarantee instruments amounted to $5. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2019 and fiscal 2020.

114	Shaw Communications Inc. 2018 Annual Report

27.	EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for its non-union employees and, for the majority of these employees, contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 9.8% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans were $32 (2017 – $35) of which $21 (2017 – $23) was expensed and the remainder capitalized.

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives. The following is a summary of the accrued benefit liabilities recognized in the statement of financial position.

	2018 $	2017 $
Non-registered plans
Accrued benefit obligation	446	532
Fair value of plan assets	436	433

Accrued benefit liabilities and deficit	10	99

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i) Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficit. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To minimize some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

(ii) Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long time frame. This means that assumptions used can have a material impact on the statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

Non-registered pension plans

The Company provides a supplemental executive retirement plan (“SERP”) for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. Employees are not required to contribute to this plan.

The Company provides an executive retirement plan (“ERP”) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan.

Notes to Consolidated Financial Statements Shaw Communications Inc.	115

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP $	ERP $	2018 Total $	SERP $	ERP $	2017 Total $
Accrued benefit obligation, beginning of year	518	14	532	553	10	563
Current service cost	6	8	14	7	4	11
Interest cost	17	1	18	19	–	19
Payment of benefits to employees	(18)	(7)	(25)	(20)	–	(20)
Transfer from DC plan	–	3	3
Remeasurements:
Effect of changes in demographic assumptions	(5)	–	(5)	(2)	–	(2)
Effect of changes in financial assumptions	–	–	–	(41)	–	(41)
Effect of experience adjustments (1)	(89)	(2)	(91)	2	–	2

Accrued benefit obligation, end of year	429	17	446	518	14	532

Fair value of plan assets, beginning of year	420	13	433	432	6	438
Employer contributions	–	5	5	–	7	7
Interest income	15	1	16	16	–	16
Transfer from DC plan	–	3	3
Payment of benefits	(18)	(7)	(25)	(20)	–	(20)
Return on plan assets, excluding interest income	4	–	4	(8)	–	(8)

Fair value of plan assets, end of year	421	15	436	420	13	433

Accrued benefit liability and plan deficit, end of year	8	2	10	98	1	99

(1)

In the second quarter of the fiscal year, a remeasurement related to the effect of experience adjustments of $85 was recognized to reflect the decrease in the accrued benefit obligation due to demographic experience in the quarter.

The weighted average duration of the defined benefit obligation of the SERP and ERP at August 31, 2018 is 16.1 years and 21.5 years, respectively.

The underlying plan assets of the SERP and ERP at August 31, 2018 are invested in the following:

	SERP $	ERP $
Cash and cash equivalents	213	13
Fixed income securities	78	1
Equity securities – Canadian	41	–
Equity securities – Foreign	89	1

	421	15

All fixed income and equity securities have a quoted price in active market.

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for the plans.

Accrued benefit obligation	2018 SERP %		2018 ERP %	2017 SERP %		2017 ERP %
Discount rate	3.70		3.70	3.70		3.70
Rate of compensation increase	3.00	(1)	3.00	3.00	(1)	3.00

116	Shaw Communications Inc. 2018 Annual Report

Benefit cost for the year	2018 SERP %		2018 ERP %	2017 SERP %		2017 ERP %
Discount rate	3.70		3.70	3.50		3.50
Rate of compensation increase	3.00	(1)	3.00	5.00	(1)	3.00

(1)	Applies only to incentive compensation component of eligible pensionable earnings.

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2018 by $73. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $12.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the statement of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	SERP $	ERP $	2018 Total $	SERP $	ERP $	2017 Total $
Current service cost	6	8	14	7	4	11
Interest cost	17	1	18	19	–	19
Interest income	(15)	(1)	(16)	(16)	–	(16)

Pension expense	8	8	16	10	4	14

Other benefit plans

The Company has post-employment benefits plans that provide post-retirement health and life insurance coverage to certain executive level retirees and are funded on a pay-as-you-go basis. The table below shows the change in the accrued post-retirement obligation which is recognized in the statement of financial position.

	2018 $	2017 $
Accrued benefit obligation and plan deficit, beginning of year	4	4
Current service cost	–	–
Interest cost	–	–
Payment of benefits to employees	–	–
Remeasurements:
Effect of changes in demographic assumptions	(1)	–

Accrued benefit obligation and plan deficit, end of year	3	4

The weighted average duration of the benefit obligation at August 31, 2018 is 17.0 years.

The post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is $nil (2017 – $nil) and is comprised of current service and interest cost.

The discount rates used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2018 were 3.80% and 3.70%, respectively (2017 – 3.60% and 3.80%, respectively). A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2018 by $1.

Employer contributions

The Company’s estimated contributions to the defined benefit plans in fiscal 2019 is $1.

Notes to Consolidated Financial Statements Shaw Communications Inc.	117

28.	RELATED PARTY TRANSACTIONS

Controlling shareholder

The majority of the Class A Shares are held by the Shaw Family Living Trust (“SFLT”). The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw as chair, Bradley S. Shaw, four other members of his family, and one independent director. JR Shaw and members of his family are represented as Directors, Senior Executive and Corporate Officers of the Company.

Significant investments in subsidiaries

The following are the significant subsidiaries of the Company, all of which are incorporated or partnerships in Canada.

	Ownership Interest
	August 31, 2018	August 31, 2017
Shaw Cablesystems Limited	100%	100%
Shaw Cablesystems G.P.	100%	100%
Shaw Cablesystems (VCI) Ltd.	100%	100%
Shaw Envision Inc.	100%	100%
Shaw Telecom Inc.	100%	100%
Shaw Telecom G.P.	100%	100%
Shaw Satellite Services Inc.	100%	100%
Star Choice Television Network Incorporated	100%	100%
Shaw Satellite G.P.	100%	100%
Freedom Mobile Inc.	100%	100%

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors, and have the authority and responsibility for planning, directing and controlling the activities of the Company.

Compensation

The compensation expense of key management personnel and Board of Directors is as follows:

	2018 $	2017 $
Short-term employee benefits	25	31
Post-employment pension benefits	8	9
Termination benefits	7	–
Share-based compensation	4	5

	44	45

Transactions

The Company paid $2 (2017 – $2) for collection, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $12 (2017 – $11) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.

During the year, network fees of $26 (2017 – $20) were paid to a programmer where a Director of the Company holds a position on the programmer’s board of directors.

At August 31, 2018, the Company had $4 owing in respect of these transactions (2017 – $4).

118	Shaw Communications Inc. 2018 Annual Report

Other related parties

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus

The Company and Corus are subject to common voting control. During the year, network fees of $133 (2017 – $135), advertising fees of $4 (2017 – $8), programming fees of $2 (2017 – $1), and administrative fees of $2 (2017 – $1) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative, advertising and other services for $5 (2017 – $7), uplink of television signals for $8 (2017 – $8), and Internet services and lease of circuits for $1 (2017 – $1). At August 31, 2018, the Company had a net of $13 owing in respect of these transactions (2017 – $24).

The Company provided Corus with advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $12 (2017 – $13) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations. At August 31, 2018, the Company had a remaining commitment of $64 in respect of the office space lease which is included in the amounts disclosed in note 26.

29.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i) Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market rates. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv) Derivative financial instruments

The fair value of US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Notes to Consolidated Financial Statements Shaw Communications Inc.	119

The carrying values and estimated fair values of an investment in a publicly traded company and long-term debt are as follows:

	August 31, 2018		August 31, 2017
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Assets
Investment in publicly traded company (1)	615	298	897	1,109

Liabilities
Long-term debt (2)	4,311	4,788	4,300	4,901

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange and interest rates, the Company’s share price and market price of publicly traded investments.

Currency risk

Certain of the Company’s capital expenditures and equipment costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and equipment costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2018, the Company entered into forward contracts to purchase US $182 over a period of 24 months commencing in September 2017 at an average exchange rate of 1.3031 Cdn. At August 31, 2018 the Company had forward contracts to purchase US $96 over a period of 12 months commencing September 2018 at an average exchange rate of 1.2915 Cdn in respect of US dollar commitments.

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are a banking facility and various Canadian senior notes with varying maturities issued in the public markets as more fully described in Note 14.

Interest on the Company’s unsecured banking facility is based on floating rates, while the senior notes are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2018, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Sensitivity analysis

The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. Foreign exchange forward contracts would be impacted by this hypothetical change resulting in a change to other comprehensive income by $9 net of tax (2017 – $17). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

Interest on the Company’s banking facility is based on floating rates. As at August 31, 2018 there is no significant market risk arising from interest rate fluctuations within a reasonably contemplated range from their actual amounts.

120	Shaw Communications Inc. 2018 Annual Report

At August 31, 2018, a one dollar change in the Company’s Class B Non-Voting Shares would have had an impact on net income of $1 in respect of the Company’s DSU and RSU plans.

Credit risk

Accounts receivable in respect of the Consumer, Business and Wireless divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at August 31, 2018, the Company had accounts receivable of $255 (August 31, 2017 – $286), net of the allowance for doubtful accounts of $57 (August 31, 2017 – $48). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the customer account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2018, $123 (August 31, 2017 – $94) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms and routinely assesses the financial strength of its business customers through periodic review of payment practices.

Credit risks associated with US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.

The Company’s undiscounted contractual maturities as at August 31, 2018 are as follows:

	Short-term borrowings $	Accounts payable and accrued liabilities(1) $	Long-term debt repayable at maturity $	Interest payments $
Within one year	40	971	1	241
1 to 3 years	–	–	2,052	322
3 to 5 years	–	–	2	266
Over 5 years	–	–	2,295	1,636

	40	971	4,350	2,465

(1)	Includes accrued interest and dividends of $227.

Notes to Consolidated Financial Statements Shaw Communications Inc.	121

30.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Funds flow from continuing operations

	2018 $	2017 $
Net income from continuing operations	66	557
Adjustments to reconcile net income to funds flow from operations:
Amortization	1,015	946
Deferred income tax recovery	6	39
Share-based compensation	3	3
Defined benefit pension plans	11	8
Accretion of long-term liabilities and provisions	(5)	(1)
Equity (income) loss of an associate or joint venture	200	(73)
Provision for investment loss	–	82
Other	(37)	(31)

Funds flow from continuing operations	1,259	1,530

(ii) Interest and income taxes paid and interest received and classified as operating activities are as follows:

	2018 $	2017 $
Interest paid	239	271
Income taxes paid (net of refunds)	155	220
Interest received	4	3

(iii) Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2018 $	2017 $
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan (note 20)	211	198

122	Shaw Communications Inc. 2018 Annual Report

31.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i) to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii) to maintain compliance with debt covenants; and

(iii) to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), short-term borrowings and bank indebtedness less cash and cash equivalents.

	2018 $	2017 $
Cash	(384)	(507)
Short-term borrowings	40	–
Long-term debt repayable at maturity	4,350	4,342
Share capital	4,349	4,090
Contributed surplus	27	30
Retained earnings	1,619	2,164

	10,001	10,119

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

The Company’s credit facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow/adjusted earnings before interest, taxes, depreciation and amortization, and operating cash flow to fixed charges. At August 31, 2018, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.

32.	SUBSEQUENT EVENTS

On November 2, 2018 the Company issued $1 billion of senior notes, comprised of $500 million principal amount of 3.80% senior notes due 2023 and $500 million principal amount of 4.40% senior notes due 2028. Estimated net proceeds (after issuance at a discount of $1.4 million and issue and underwriting expenses) of $994 million will be used for general corporate purposes, which may include the repayment of outstanding indebtedness of the Company. Pending any such use of net proceeds, the Company may invest the net proceeds in bank deposits and short-term marketable securities.

On November 21, 2018, the Company amended the terms of its bank credit facility to extend the maturity date to December 2023.

Notes to Consolidated Financial Statements Shaw Communications Inc.	123